UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F/A

(Amendment No. 1)

☒ REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

or

☐ ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended	Commission File Number

Collective Mining Ltd.

(Exact name of Registrant as specified in its charter)

Ontario	1040	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

82 Richmond Street East, 4th Floor
Toronto, Ontario
Canada, M5C 1P1
(416) 451-2727

(Address and telephone number of Registrant’s principal executive offices)

Cogency Global Inc.
122 E. 42nd Street, 18th Floor
New York, New York 10168
(800) 221-0102

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Shares without par value	CNL	NYSE American LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:  None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

For annual reports, indicate by check mark the information filed with this Form:

☐ Annual information form	☐ Audited annual financial statements

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by this annual report:

N/A

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☐          No ☒

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files).

Yes ☐          No ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company.   ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards)” provided pursuant to Section 13(a) of the Exchange Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

EXPLANATORY NOTE

Collective Mining Ltd. (the “Registrant”) is filing this Amendment No. 1 (this “Amendment” or “Amendment No. 1”) to its initial registration on Form 40-F, as originally filed on July 9, 2024 (the “Form 40-F”), ”), due to the number of attachments included exceeding the technical constraints of the EDGAR filing system. Only Exhibit 99.27 of the exhibit list listed in the Form 40-F is being filed herewith. This Form 40-F/A speaks as of the original time of filing the Form 40-F and does not reflect events that may have occurred subsequent to such filing.

This Amendment No. 1 consists of a cover page, this explanatory note, the exhibit index, the signature page, and the NI 43-101 Technical Report dated April 21, 2023 and effective as of December 31, 2022.

Other than expressly set forth herein, this Amendment No. 1 does not, and does not purport to, amend, modify or restate any other information contained in Form 40-F nor does this Amendment reflect any events that have occurred after the Form 40-F was filed.

EXHIBIT INDEX

Exhibit Number	Description
99.27	NI 43-101 Technical Report dated April 21, 2023 and effective as of December 31, 2022

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F/A and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: July 10, 2024	COLLECTIVE MINING LTD.

	By:	/s/ Paul Begin
	Name:	Paul Begin
	Title:	Chief Financial Officer and Corporate Secretary

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